                                                   Filed Pursuant to Rule 424(a)
                                                      Registration No. 333-58180


      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 11, 2001.

                                4,500,000 Shares

                   [MITCHELL ENERGY & DEVELOPMENT CORP. LOGO]

                      MITCHELL ENERGY & DEVELOPMENT CORP.

                              Class A Common Stock
                               ------------------

     The shares of Class A Common Stock are being sold by George P. Mitchell, the selling stockholder. We will not receive any of the proceeds from the sale of the shares of Class A Common Stock being offered by this prospectus.

     Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "MND." The last reported sale price of the Class A Common Stock on April 11, 2001 was $53.68 per share.

     The underwriters have an option to purchase a maximum of 675,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
10.

                                                                   UNDERWRITING    PROCEEDS TO THE
                                                       PRICE TO    DISCOUNTS AND       SELLING
                                                        PUBLIC      COMMISSIONS      STOCKHOLDER
                                                       --------    -------------   ---------------
Per Share............................................          $             $                 $
Total................................................          $             $                 $

     Delivery of the shares of common stock will be made on or about           ,
2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           CREDIT SUISSE FIRST BOSTON

    GOLDMAN, SACHS & CO.                                            JPMORGAN

JEFFERIES & COMPANY, INC.                                  SANDERS MORRIS HARRIS
                The date of this prospectus is           , 2001.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    4
RISK FACTORS..........................   10
CAUTIONARY STATEMENT REGARDING
  FORWARD-LOOKING STATEMENTS..........   12
USE OF PROCEEDS.......................   12
CAPITALIZATION........................   13
PRICE RANGE OF COMMON STOCK AND CASH
  DIVIDENDS...........................   14
BUSINESS..............................   15
MANAGEMENT............................   20
PRINCIPAL AND SELLING STOCKHOLDER.....   21
DESCRIPTION OF CAPITAL STOCK..........   22

                                        PAGE
                                        ----
CERTAIN UNITED STATES FEDERAL TAX
  CONSEQUENCES TO NON-U.S. HOLDERS....   25
UNDERWRITING..........................   28
NOTICE TO CANADIAN RESIDENTS..........   31
LEGAL MATTERS.........................   32
EXPERTS...............................   32
WHERE YOU CAN FIND MORE INFORMATION...   32
GLOSSARY OF COMMONLY USED OIL AND GAS
  TERMS...............................  A-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus, but does not contain all of the information that may be important to you. This prospectus includes or incorporates by reference specific terms of this offering and information about our business and our financial and operating data. We encourage you to read the entire prospectus, including the "Risk Factors" section and the financial statements incorporated by reference in this document, before making an investment decision.

     In this prospectus, we refer to Mitchell Energy & Development Corp. and subsidiaries as "MEDC," "we," "us," or "our company." We also use some abbreviations or other terms that are common in the oil and gas industry and that are defined in the glossary at page A-1.

                      MITCHELL ENERGY & DEVELOPMENT CORP.

     George P. Mitchell started Mitchell Energy & Development Corp. as a small wildcatting firm in 1946. We are now one of the nation's largest producers of natural gas and NGLs.

     We find, develop and produce natural gas and oil, primarily in North Texas, East Texas and along the Texas Gulf Coast. We enhance the value of these assets through our gas gathering, processing and marketing operations. Operating only within the United States, we have no exposure to currency fluctuations or other risks of operating abroad.

     We achieved a 51% return on average stockholders' equity in 2000, one of the highest returns in the independent oil and gas industry, and reduced our long-term debt to the lowest level in decades. Achieving superior shareholder returns will be a priority in 2001 and beyond.

EXPLORATION & PRODUCTION

     At December 31, 2000, we operated over 90% of our net wells and our proved reserve base reached a record 1.5 Tcfe. Ninety-five percent of our reserves are natural gas and are long-lived. For the thirteenth consecutive year, we added more proved natural gas reserves in 2000 than we produced during the year.

     We grew our natural gas sales by 25% in 2000 and, with our large backlog of undrilled well locations, expect to increase gas volumes at a compounded 20% rate over the next three years. Our production totaled 116 Bcf of natural gas and 2 MMBbls of oil in 2000. Since we did not engage in any hedging activities, we took full advantage of higher commodity prices.

GAS SERVICES

     We own and operate all of our major midstream assets, including six natural gas processing plants and approximately 9,100 miles of natural gas gathering pipelines, all of which are located in Texas.

     Our natural gas processing plants extract NGLs such as ethane, propane and butanes from streams of natural gas. We increased NGL production by 13% in 2000 to 18.2 MMBbls and, at year-end, our proved plant NGL reserves totaled 175 MMBbls.

     Our pipelines intersect with both inter- and intrastate pipelines enhancing natural gas marketing flexibility. In North Texas, we benefit from the integration of our pipeline operations with our natural gas production and processing operations.

     We also own interests in two significant downstream assets located in the Texas Gulf Coast area -- specifically, a one-third interest in a MBTE gasoline additive plant and a 38.75% interest in an NGL fractionator.

                               BUSINESS STRATEGY

     Our fundamental business strategy is to maximize returns on stockholders' equity by enhancing the value of our well-positioned energy assets through long-term development programs.

EXPLORATION & PRODUCTION

     Focus on long-lived gas reserves in Texas. Our primary business strategy involves increasing our natural gas reserves and production by focusing exploration and development activities on domestic onshore geological basins that have relatively low risk and the potential for long-lived reserves and long-term exploitation. We capitalize on our extensive leaseholdings and operating expertise, especially in North Texas where we have operated since the 1950s. As a result, in 2000 we increased proved oil and gas reserves by 36% to
1.5 Tcfe.

     Utilize technological advancements to exploit existing asset base. We increased our production and reserve base in 2000 primarily from the accelerated exploitation of our largest field, the Newark East Barnett shale in North Texas, where step-out drilling, using light sand fracture completion technology, extended the limits of the original "core" Barnett development area. This development drilling success, coupled with improved reserve recovery from recompletion and refracturing programs for mature Barnett wells, significantly increased our assessment of the Barnett's ultimate potential.

     To further accelerate the development of our extensive inventory of undrilled locations in core fields, we increased our exploration and development capital budget to $346 million in 2001, a 41% increase over last year's actual spending. Most of the planned drilling involves development of the Barnett shale, where 276 new wells are scheduled with a 12-rig program. We also plan to drill more than 40 wells in the North Personville field area in East Texas and continue aggressive rework programs.

     We plan to maintain our E&P capital program at the 2001 budget level for at least three years, with the goal of growing our natural gas production over this period by 20% or more compounded annually. We believe that we can accomplish this growth without making major acquisitions or assuming significant exploratory risks.

GAS SERVICES

     Maximize returns from gas properties and leverage our expertise. We seek to maximize returns from our gas properties by providing natural gas gathering and processing services and marketing the resultant residue gas and NGL production. In addition, we leverage our operating expertise by providing these services to other natural gas producers.

     Higher energy prices sparked greater industry drilling activity during 2000, as 308 wells (including 202 MEDC wells) were connected to our natural gas gathering systems. This contributed to a 13% increase in NGL production volumes, which averaged 49,800 Bbls/d for the year. We set a volume growth target of 15% for 2001, but due to production curtailments during January and February at Exxon's Katy plant, annual production is now expected to increase approximately 10%.

     New gathering, processing and marketing infrastructure in North Texas should provide additional profit opportunities from handling increasing quantities of other producers' gas.

     Expand gathering, processing and marketing infrastructure. In response to a favorable demand outlook for NGLs and the success of our development drilling and recompletion programs in the Barnett shale, we recently completed an expansion of our largest processing plant, at Bridgeport in North Texas, increasing its NGL production capacity by 8,000 Bbls/d to 27,000 Bbls/d. Our 2001 capital budget allocates $124 million to gas services, including $64 million for a further expansion of the Bridgeport plant that will bring its production capacity up to 37,000 Bbls/d and the construction of a related 49-mile, 24-inch residue gas sales pipeline. Capital also will be spent on the expansion of gas gathering facilities serving the Bridgeport plant, as well as new well connections to the Bridgeport gathering system and along our other gas gathering systems where third party drilling has been increasing.

                               EXECUTIVE OFFICES

     Our principal executive offices are located at 2001 Timberloch Place, The Woodlands, Texas 77380, and our telephone number there is (713) 377-5500. Our website is located at www.mitchellenergy.com. Information contained in our website is not part of this prospectus.

                              SELLING STOCKHOLDER

     George P. Mitchell, the Chairman and Chief Executive Officer of MEDC, beneficially owns all of the shares of Class A Common Stock offered by this prospectus. On March 13, 2001, Mr. Mitchell beneficially owned 28,062,011 shares, or approximately 55.8%, of the outstanding Class A Common Stock, our only class of authorized common stock. Upon completion of this offering, Mr. Mitchell will beneficially own 23,562,011 shares of the Class A Common Stock, or approximately 46.9% of all such shares now outstanding, assuming no exercise of the over-allotment option in this offering.

     Mr. Mitchell has owned a majority of our voting stock since we became a publicly traded company in the early 1970s. He recently decided to sell the shares subject to this offering to meet certain personal estate planning, financial and philanthropic goals. Mr. Mitchell plans to remain active as Chief Executive Officer and Chairman of the Board of Directors of MEDC and intends to continue to work to maximize the value of our company for all shareholders.

                                  THE OFFERING

     The share information set out below assumes that the underwriters do not exercise the option granted by the selling stockholder to purchase up to 675,000 additional shares of Class A Common Stock in connection with the offering, as discussed under "Underwriting."

Shares offered by George P.
Mitchell............................     4.5 million

Approximate number of shares of
Class A Common Stock outstanding
  after this offering...............     49.8 million (excluding 1.8 million
                                         additional shares underlying stock
                                         options outstanding on December 31,
                                         2000)

New York Stock Exchange trading
symbol..............................     MND

Use of Proceeds.....................     We will not receive any proceeds from
                                         this offering.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected historical consolidated financial and operating data of MEDC for each of the four years in the period ended December 31, 2000, and for the eleven-month period ended December 31, 1996. During 2000, we changed our year-end to December 31; the fiscal year previously ended on January 31. Previously reported January 31 fiscal years were recast to a calendar-year basis for the years ended December 31, 1999, 1998 and 1997 to provide recent comparable financial reporting information. To make the transition from our prior January 31 fiscal year to a December 31 calendar year, the eleven-month period ended December 31, 1996 was selected as the transition reporting period.

     The financial data was taken from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus as well as "Management's Discussion and Analysis of Financial Position and Results of Operations" contained in the reports incorporated by reference in this prospectus. See "Where You Can Find More Information".

                                              ELEVEN MONTHS
                                                  ENDED                    YEAR ENDED DECEMBER 31,
                                              DECEMBER 31,    -------------------------------------------------
                                                  1996          1997         1998         1999          2000
                                              -------------   --------     --------     --------     ----------
                                                   (AMOUNTS IN THOUSANDS EXCEPT WHERE OTHERWISE INDICATED)
STATEMENT OF EARNINGS DATA
Revenues....................................    $806,227      $810,744     $720,260     $894,356     $1,672,134
Segment operating earnings
  Exploration and production operations.....    $ 65,186      $ 77,657     $ 10,376     $ 71,023     $  290,400
  Gas services operations...................     100,454        66,957       36,011       87,063        138,840
  Unusual items.............................        (621)      (30,618)     (45,810)       9,875         (4,678)
                                                --------      --------     --------     --------     ----------
    Total segment operating earnings........     165,019       113,996          577      167,961        424,562
General and administrative expense..........      28,198        31,623       30,410       37,626         43,739
                                                --------      --------     --------     --------     ----------
Total operating earnings (loss).............     136,821        82,373      (29,833)     130,335        380,823
Interest expense............................      20,801        26,733       34,572       34,499         28,765
Other (income) expense, net.................      (2,111)      (10,261)      (6,281)      (6,162)        (5,899)
                                                --------      --------     --------     --------     ----------
Earnings (loss) from continuing
  operations before income taxes............     118,131        65,901      (58,124)     101,998        357,957
Income taxes................................      41,912        21,610      (25,270)      34,664        100,811
                                                --------      --------     --------     --------     ----------
Earnings (loss) from continuing
  operations................................      76,219        44,291      (32,854)      67,334        257,146
Discontinued operations earnings (loss).....      15,757       (58,515)       3,250           --             --
Extraordinary item..........................          --       (13,250)          --           --             --
                                                --------      --------     --------     --------     ----------
Net earnings (loss).........................    $ 91,976      $(27,474)    $(29,604)    $ 67,334     $  257,146
                                                ========      ========     ========     ========     ==========
Per share earnings (loss) From continuing
  operations
    Basic...................................       $1.47         $0.87       $(0.67)       $1.37          $5.22
    Diluted.................................        1.47          0.87        (0.67)        1.37           5.13
  Net earnings
    Basic...................................       $1.77        $(0.54)      $(0.60)       $1.37          $5.22
    Diluted.................................        1.77         (0.54)       (0.60)        1.37           5.13
Average common shares outstanding
    Basic...................................      51,882        50,925       49,100       49,117         49,291
    Diluted.................................      51,882        50,925       49,100       49,223         50,084

                                              ELEVEN MONTHS
                                                  ENDED                     YEAR ENDED DECEMBER 31,
                                              DECEMBER 31,    ----------------------------------------------------
                                                  1996           1997          1998          1999          2000
                                              -------------   ----------    ----------    ----------    ----------
                                                    (AMOUNTS IN THOUSANDS EXCEPT WHERE OTHERWISE INDICATED)
OTHER FINANCIAL DATA
Cash provided by operating activities(1)....   $  220,515     $  200,074    $  128,041    $  189,620    $  466,228
Cash provided by (used for) investing
  activities(2).............................     (140,646)       244,109      (318,173)     (110,478)     (288,326)
Cash provided by (used for) financing
  activities................................      (89,943)       441,369        23,942      (118,733)     (104,501)
EBITDA(3)...................................      220,890        218,796       144,211       245,238       537,175
Capital and exploratory expenditures
  (accrual basis)...........................      150,647        256,395       305,234       164,031       346,279
Cash dividends per share (dollars)(4)
  Combined common stock.....................           --             --            --            --        0.2650
  Class A common stock......................       0.4800         0.7200        0.4800        0.4800        0.5025
  Class B common stock......................       0.5300         0.7950        0.5300        0.5300        0.5150
BALANCE SHEET DATA(at period end)
Net property, plant and equipment...........   $  764,405     $  887,026    $1,035,696    $1,050,298    $1,206,005
Total assets................................    1,691,271      1,273,959     1,163,415     1,163,679     1,519,765
Long-term debt(5)...........................      600,000        414,267       372,767       379,267       300,342
Stockholders' equity........................      543,812        412,005       341,282       385,174       620,186
OPERATING STATISTICS(6)
Average daily volumes
  Natural gas sales (Mcf)...................      228,700        236,100       247,500       244,700       305,500
  Crude oil and condensate sales(Bbls)......        5,400          6,100         6,800         5,900         5,500
  Natural gas liquids produced (Bbls).......       46,000         45,500        41,800        44,000        49,800
  Pipeline throughput (Mcf).................      414,000        411,000       554,000       555,000       779,000
Average sales prices
  Natural gas (per Mcf).....................       $ 2.50         $ 2.62        $ 2.15        $ 2.42        $ 4.23
  Crude oil and condensate (per Bbl)........        21.26          19.27         12.60         17.17         28.70
  Natural gas liquids produced (per Bbl)....        15.88          13.96         10.48         14.20         21.97

---------------

(1) Before changes in operating assets and liabilities.

(2) Includes $480,994 net proceeds from the sale of The Woodlands Corporation in 1997.

(3) As used in this prospectus, EBITDA means earnings before interest, income taxes, depreciation, depletion, amortization, non-cash income or expense items and distributions in excess of (less than) earnings of equity investees. EBITDA is not a calculation based upon generally accepted accounting principles. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. EBITDA measures presented in this prospectus may not be comparable to other similarly titled measures reported by other companies.

(4) In June 2000, Class A and B shares were combined, and the subsequent dividends were paid on the combined single class of common stock.

(5) Excludes current maturities of $130,000 at December 31, 1996 and $100,000 at December 31, 1998.

(6) Where applicable, the statistics include our company's proportional interests in equity partnerships.

                                  RISK FACTORS

     You should carefully consider the risk factors described below. You should also consider other information contained in this prospectus, including those factors set forth in "Cautionary Statement Regarding Forward-Looking Statements" and the documents incorporated by reference.

PRODUCT PRICES ARE VOLATILE, AND LOW PRICES CAN ADVERSELY IMPACT RESULTS.

     Our results of operations are highly dependent upon the prices of and demand for natural gas, oil and NGLs. Historically, the markets for natural gas, oil and NGLs have been volatile and are likely to continue to be volatile in the future. Accordingly, the prices received by us for our natural gas, oil and NGL production are dependent upon numerous factors beyond our control. These factors include, but are not limited to, the level of ultimate consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of imports and exports of natural gas, oil and NGLs and the overall economic environment. Any significant decline in prices for natural gas, oil and NGLs could have a material adverse effect on our financial condition, results of operations and quantities of reserves recoverable on an economic basis. Should our industry experience significant price declines or other adverse market conditions, we may not be able to generate sufficient cash flows from operations to meet our obligations and make planned capital expenditures.

OUR INDUSTRY IS EXTREMELY COMPETITIVE.

     The energy industry is extremely competitive, particularly with regard to exploration for and development and production of new sources of natural gas and oil. As an independent producer of natural gas, oil and NGLs, we frequently compete against companies that are larger and financially stronger in acquiring properties suitable for exploration, contracting for drilling equipment and other services and securing trained personnel.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     All of our businesses can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires, environmental spills, loss of well control and explosions, all of which can damage or destroy assets, injure or kill people and damage property and the environment. We maintain insurance against many, but not all, potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. Losses and liabilities arising from such events, to the extent not covered by insurance, could reduce our operating cash flows by reducing revenues or increasing costs.

WE INCUR COSTS TO COMPLY WITH GOVERNMENT REGULATIONS AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our business operations are regulated extensively at the federal, state and local levels. We have made and will continue to make expenditures in our efforts to comply with the requirements of all such regulations. The regulatory environment applicable to our businesses and the requirements, costs or methods of regulatory compliance could change in ways that might substantially increase these costs.

REPORTED NATURAL GAS, OIL AND PLANT NGL RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

     Estimates of reserves are projections based on engineering data, projected future rates of production and the timing of future expenditures. Estimates of our proved natural gas, oil and plant NGL reserves and projected future net revenues are based on reserve reports that we prepare. The process of estimating natural gas, oil and plant NGL reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly for new discoveries. Different reserve engineers may make different estimates of reserve quantities and related revenues based on the same data. Future performance that deviates significantly from the reserve reports could have a material adverse effect on us. The accuracy of any reserve estimate depends on the quality of the available data as well as engineering and geological interpretation and judgment. Results of drilling, testing and production and changes in the assumptions regarding decline and production rates, the ability to market natural gas, oil and NGLs that are produced, prices for natural gas, oil and NGLs, revenues, taxes, capital expenditures, operating expenses, geologic success and quantities of recoverable natural gas, oil and NGLs may vary substantially from those assumed in the estimates, may result in revisions to such estimates and could materially affect the estimated quantities and related value of reserves. The estimates of future net revenues reflect natural gas, oil and NGL prices at year-end, without escalation or reduction. Fluctuations in the prices of natural gas, oil and NGLs may significantly affect the economic viability of future reserve production and, therefore, may cause the quantities of recoverable reserves to increase or decrease. There can be no assurance, however, that such prices will be realized or that the estimated production volumes will be achieved. Actual future production, natural gas, oil and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas, oil and plant NGL reserves most likely will vary from our estimates.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     Production rates of natural gas and oil properties generally decline as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves or conduct successful exploration and development activities on existing properties, our proved reserves of natural gas, oil and NGLs will decline materially as reserves are produced. Our future natural gas, oil and NGL production levels therefore are highly dependent upon our success in acquiring, finding and developing additional reserves.

WE MAY INCUR SUBSTANTIAL IMPAIRMENT WRITEDOWNS.

     Unexpected conditions that cause substantial reductions in future cash flows attributable to our oil and gas producing properties and gas services facilities could require us to record asset impairments in the future, which would have a negative impact on our financial position. We make impairment reviews when circumstances suggest there is a need for such reviews. For any property determined to be impaired, we recognize an impairment loss equal to the difference between the property's carrying value and its estimated fair value. Gas services impairment charges of $10.8 million and $7.6 million were recorded in 2000 and 1998, respectively, and a $42.3 million impairment of producing oil and gas properties was recorded in 1998.

GEORGE P. MITCHELL OWNS A MAJORITY OF OUR CLASS A COMMON STOCK, GIVING HIM INFLUENCE OR CONTROL IN CORPORATE TRANSACTIONS AND OTHER MATTERS, AND HIS INTERESTS COULD DIFFER FROM THOSE OF OTHER STOCKHOLDERS.

     On March 13, 2001, George P. Mitchell beneficially owned approximately 55.8% of the outstanding shares of our Class A Common Stock, our only class of common stock. On completion of this offering Mr. Mitchell will beneficially own approximately 46.9% of the outstanding shares of our Class A Common Stock, assuming no exercise of the underwriters' over-allotment option in this offering. As a result, Mr. Mitchell would continue to be in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions. Mr. Mitchell's control of MEDC may delay or prevent a change of control of MEDC and may adversely affect the voting and other rights of other stockholders.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, which include all statements other than those of historical fact, appear in a number of places in this prospectus and include statements regarding our plans, beliefs or current expectations with respect to, among other things:

     - future production levels and operating results;

     - number and location of undrilled well locations and planned wells;

     - future reserve replacement;

     - sources of funds necessary to conduct operations;

     - future capital expenditures;

     - sensitivity to energy price changes; and

     - our business strategy regarding future operations.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties, many of which are outside our control. Actual results may differ materially from anticipated results for a number of reasons, including:

     - general economic and business conditions;

     - fluctuations in the commodity prices for natural gas, oil and NGLs;

     - unexpected changes in competitive conditions or technology;

     - acquisitions and other business opportunities that may be presented to and pursued by us;

     - the availability of capital resources; and

     - changes in laws and regulations affecting the energy business.

     The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares being offered by George P. Mitchell pursuant to this prospectus.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of MEDC at December 31, 2000. This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus.

                                                              (IN THOUSANDS)
Long-term debt..............................................     $300,342
                                                                 --------
Stockholders' equity
  Preferred stock, $.10 par value (10,000,000 shares
     authorized; none issued)...............................           --
  Class A Common Stock, $.10 par value (200,000,000 shares
     authorized; 53,856,140 shares issued)..................        5,386
  Additional paid-in capital................................      148,154
  Retained earnings.........................................      565,132
  Other comprehensive loss..................................       (8,896)
  Treasury stock, at cost (4,059,927 shares of Class A
     Common Stock)..........................................      (89,590)
                                                                 --------
          Total stockholders' equity........................      620,186
                                                                 --------
          Total capitalization..............................     $920,528
                                                                 ========

                 PRICE RANGE OF COMMON STOCK AND CASH DIVIDENDS

     Our Class A Common Stock is traded on the New York and Pacific Stock Exchanges under the trading symbol "MND". Between June 24, 1992 and June 29, 2000, we maintained a dual class common stock structure. To improve market liquidity for our common stock and to eliminate stockholder confusion concerning the dual class common stock structure, we combined the two classes of common stock, effective June 29, 2000, by reclassifying each outstanding share of non-voting Class B Common Stock as one share of voting Class A Common Stock. As a result, the Class A Common Stock is now our only authorized class of common stock.

     The following table sets forth, for the periods indicated, the high and low sales prices per share for our Class A Common Stock, as reported on the New York Stock Exchange Composite Tape, and the amount of cash dividends paid per share.

                                                            PRICE RANGE
                                                          ---------------     CASH
                                                           HIGH     LOW     DIVIDENDS
                                                           ----     ---     ---------
1998
  First Quarter.........................................  $29.25   $26.00    $  .12
  Second Quarter........................................   27.50    20.00       .12
  Third Quarter.........................................   21.50    12.25       .12
  Fourth Quarter........................................   14.94     9.63       .12
1999
  First Quarter.........................................  $14.38   $10.50    $  .12
  Second Quarter........................................   19.31    13.13       .12
  Third Quarter.........................................   24.44    17.56       .12
  Fourth Quarter........................................   22.25    21.25       .12
2000
  First Quarter.........................................  $24.50   $20.25    $  .12
  Second Quarter........................................   32.00    20.50       .12
  Third Quarter.........................................   50.50    28.81     .3825
  Fourth Quarter........................................   64.00    43.25     .1325
2001
  First Quarter.........................................  $62.50   $44.50    $.1325
  Second Quarter (through April 11, 2001)...............   55.68    48.75     .1325

     On January 31, 2001, there were 1,933 record holders of our Class A Common Stock, including individual participants in security position listings. We estimate that there are 15,000 beneficial owners of our Class A Common Stock, including those whose shares are held in street name.

     We have paid regular quarterly cash dividends for more than 20 years, and we currently intend to continue to pay quarterly cash dividends on the outstanding shares of our Class A Common Stock. The cash dividend of $.3825 per share paid on July 6, 2000 included a special cash dividend of $.25, and in making that payment we emphasized that the special cash dividend does not signal any future departure in the level of regular quarterly cash dividends. Determination of the amount of future cash dividends to be declared and paid will depend upon, among other things, our results of operations, cash flows, anticipated capital requirements and restrictions contained in our debt instruments.

                                    BUSINESS

OVERVIEW

     MEDC is one of the nation's largest independent oil and gas companies in terms of revenues, proved reserves and production. Our exploration and production operations are concentrated in North Texas, East Texas and onshore along the Texas Gulf Coast where we have large lease blocks primarily held by production.

     We also have a significant gas services business, ranking 15th domestically in the production of natural gas liquids during 1999. This business is dedicated both to enhancing the profitability of our own natural gas production and providing gathering, processing and marketing services to other producers.

     More than half of our operations are concentrated in North Texas. Key daily operating statistics for the year ended December 31, 2000 are as follows:

                                                                    NORTH TEXAS
                                                       TOTAL    --------------------
                                                      COMPANY   AMOUNT    % OF TOTAL
                                                      -------   -------   ----------
Natural gas sales (Mcf).............................  305,500   193,800       63%
Crude oil and condensate sales (Bbls)...............   5,500     1,100        20%
Natural gas liquids produced (Bbls).................  49,800    24,700        50%
Pipeline throughput (Mcf)...........................  779,000   391,000       50%

PROVED RESERVES

     The following table sets forth our estimates of our total proved reserves of natural gas, crude oil and condensate and plant NGLs at December 31, 1997, 1998, 1999 and 2000. This table should be read in conjunction with the "Unaudited Supplemental Information" included in our latest Annual Report on Form 10-K, incorporated by reference herein.

                                                    1997      1998      1999      2000
                                                   -------   -------   -------   -------
Natural Gas (Bcf)(a)
  Proved Developed...............................    648.6     692.3     667.1     737.0
  Proved Undeveloped.............................    137.5     182.9     355.7     699.0
                                                   -------   -------   -------   -------
          Total..................................    786.1     875.2   1,022.8   1,436.0
                                                   =======   =======   =======   =======
Crude Oil and Condensate (MMBbls)
  Proved Developed...............................     14.7      15.2      13.5      11.4
  Proved Undeveloped.............................      1.2       1.2       0.5       0.6
                                                   -------   -------   -------   -------
          Total..................................     15.9      16.4      14.0      12.0
                                                   =======   =======   =======   =======
          Total Bcfe.............................    881.5     973.6   1,106.5   1,507.7
                                                   =======   =======   =======   =======
Plant NGLs (MMBbls)(b)
  Proved Developed...............................    117.7      92.0     143.7     115.2
  Proved Undeveloped.............................     13.1      23.8      35.4      59.8
                                                   -------   -------   -------   -------
          Total..................................    130.8     115.8     179.1     175.0
                                                   =======   =======   =======   =======

---------------

(a)  Net wet volumes, including volumes that will be converted to NGLs.

(b) For applicable periods, amounts include our equity interests in partnership reserves.

     Historically, we have focused our efforts on the development of natural gas reserves and have more than replaced our gas production for 13 consecutive years. In early 1999, we began accelerating development of our large backlog of undrilled well locations in core fields. As a result of these exploitation programs, especially successful step-out drilling which significantly expanded the limits of the Newark East

Barnett shale field, our North Texas proved natural gas and plant NGL reserves increased significantly during 1999 and 2000. At December 31, 2000, approximately three-fourths of our proved natural gas and oil reserves and two-thirds of our plant NGL reserves were located in North Texas.

     Plant NGL reserves declined slightly from 1999 to 2000 on an overall basis due to the temporary exclusion of uneconomic reserves. Even though NGL prices had reached record highs at December 31, 2000, natural gas prices were so high that certain gas streams could not be processed economically under "keep whole" contracts. (Please see the explanation of "keep whole" contracts under "-- Gas Services -- Gas Processing Economics.") As a result, 17 MMBbls had to be removed from proved reserves. These reserves are still dedicated to our processing operations and will be added back to proved reserves when NGL and natural gas prices resume a more normal relationship.

EXPLORATION AND PRODUCTION

     Key Attributes. At December 31, 2000, we had natural gas and oil leaseholdings totaling almost 1.1 million gross acres (805,000 net) and interests in approximately 3,400 gross wells (2,695 net). Most of the leases are held by production, which allows us to rapidly adjust our drilling program to match industry conditions without the risk of losing leases with significant reserve potential.

     Our leaseholdings are concentrated in three large blocks -- 532,000 net acres in North Texas, 71,000 net acres in the Limestone County area of East Texas and 48,000 net acres in the Pinehurst/Lake Creek fields 30 miles northwest of Houston. These areas are characterized by stacked pay sections, which provide multiple drilling and recompletion opportunities. Currently, the estimated percentages of reserves in place that will be recovered are very low for our Barnett shale and Limestone County properties, offering substantial opportunities for future exploitation. At year-end, we had an estimated backlog of nearly 2,500 undrilled well locations on currently held acreage.

     North Texas. We have been operating in North Texas since the early 1950s, developing gas and oil from multiple formations at depths from 5,000 to 7,000 feet. Beginning in the early 1990s, we shifted our focus to developing the Barnett shale, which lies between 7,000 and 8,000 feet and is the source rock for the hydrocarbons found in the shallower formations. The Barnett shale is a very dense rock with extremely low porosity and permeability. We estimate that we will recover only approximately 8% of the total gas in place using the current 55-acre well spacing.

     In 1999, a major breakthrough was realized in the development of the Barnett. After extensive testing, we adopted the use of light sand fracture technology to improve the ultimate recovery of Barnett reserves. This new technology, which cracks open the tombstone-like rock with massive volumes of water and small amounts of sand, reduced total well costs by approximately 20%, making it economic to expand the field limits and add the Upper Barnett interval in existing and future wells, significantly improving our returns from the Barnett. During 2000, we pursued an aggressive four-pronged development program using this technology. As a result, net Barnett gas production rose more than 90% to 179 MMcf/d in just over a year, and 453 Bcf of proved reserves were added.

     In the first prong of this program, drilling was accelerated with 142 wells completed in 2000 versus 66 wells in 1999. In 2001, 276 new wells are planned with a 12-rig drilling program. The second and third facets of this program involve adding the Upper Barnett zone and refracturing the Lower Barnett in about 400 existing wells. Adding the Upper Barnett increases per well recoverable reserves by 250 MMcf, or 25%. Refracturing the Lower Barnett expands the per well drainage area and ultimate reserve recovery. In most cases, initial production of the reworked wells exceeded their output levels when they were first drilled. We reworked 82 Barnett wells in 2000 and plan to rework another 96 in 2001.

     As a fourth step, three pilot tests were initiated in 2000 to evaluate the attractiveness of reducing Barnett well spacing to 27 acres to improve reservoir recovery. While the test wells have developed new reserves, it is too early to reach definitive conclusions. Three additional pilots are planned for 2001 to obtain more data and to evaluate reduced spacing in other areas of the field. If these tests indicate that additional economic reserves are recoverable without adversely affecting offset wells, our estimated backlog of 2,000 undrilled Barnett locations possibly could double.

     East Texas. Our second most active development play is in the Limestone County area where we have been drilling since the 1970s. Production in this area is primarily from the Cotton Valley limestone formation in the North Personville Field. Similar to the Barnett shale, this is a dense, gas-bearing formation that must be fracture stimulated to open the rock.

     In 2000, we initiated an infill drilling program in the North Personville field using light sand fracture technology. Under this program, well spacing is being reduced to 80 acres to increase both current production volumes and ultimate reserve recovery. We estimate that there may be as many as 110 well locations on 80-acre spacing. Twenty-three of these locations were drilled in 2000, and another 36 are planned for 2001.

     Texas Gulf Coast. We have been active in the Gulf Coast for a number years. Recently, we have selectively pursued new opportunities using 3-D seismic technology.

     In the Lake Creek Field, we completed a 14,800 foot Lower Wilcox exploratory test in early 2000. Two additional exploratory wells were completed just north of Lake Creek in shallower Frio and Yegua formations at depths ranging from 5,000 to 6,000 feet. These three discoveries lie within a 54-square-mile 3-D seismic survey shot in 1998 that identified a 2,400-acre Lower Wilcox structure underlying our 47,000-acre lease block, as well as a number of shallower prospects. These wells, plus four offset Lower Wilcox development wells, were producing a total of 25 MMcf/d of gas and 150 Bbls/d of condensate early in 2001.

     In August 2000, we successfully completed our first discovery well within a 77-square-mile 3-D seismic survey located in Fort Bend County southwest of Houston. The well was drilled to a total depth of 9,500 feet on the largest structural feature identified by the seismic survey and encountered two Yegua sandstone pays. Four confirmation wells were subsequently drilled offsetting the initial discovery. Production from this area totaled 16 MMcf/d of gas and 700 Bbls/d of condensate early in 2001.

     Twelve wells are planned in the Texas Gulf Coast region during 2001, most to continue development of the recent discoveries in Lake Creek and Fort Bend County.

GAS SERVICES

     Key Attributes. Our midstream assets consist primarily of six processing plants and approximately 9,100 miles of gas gathering pipelines. These facilities are concentrated in North Texas, Central Texas, Southeast Texas and West Texas near active drilling areas. We have built a strong competitive position in each of these core areas, resulting in significant expansion opportunities. Equally important, our gathering and processing operations are close to major demand centers -- the Dallas/Fort Worth metroplex in North Texas and the Katy market hub in Southeast Texas -- which improves product pricing and lowers transportation costs.

     Since 1994, we have taken a number of steps to streamline our gathering and processing operations and to strengthen our position in core areas. Recently, we purchased the remaining 50% interest in the Jameson plant in West Texas and traded non-operated interests in Oklahoma gathering and processing assets for the outstanding interests in similar assets operated by us in Central Texas. As a result, we now own and operate 100% of our major midstream facilities. Currently, we process more NGLs with just six processing plants than we did when we had interests in 31 plants six years ago.

     Gas Processing Economics. Gas processing economics are affected both by NGL and natural gas prices. Because we are one of the nation's larger NGL producers, we are in a position to take advantage of the operating leverage inherent in this business. Based on average production volumes projected for 2001, a one-cent per gallon ($.42 per barrel) increase in our average NGL sales price results in an annual increase of almost $8 million in segment operating earnings and cash flows.

     Because 15 to 30% of the gas volumes run through a plant are consumed in processing, fuel and shrinkage is the largest cost incurred in extracting NGLs from gas streams. Approximately 52% of our current NGL production comes from gas supplied under "keep whole" contracts and 48% from "percent-of-proceeds" contracts. Under keep whole contracts, gas prices directly impact our processing margins since we must purchase gas to replace the producers' gas consumed in processing. Conversely, our margins under percent-of-proceeds contracts are relatively inelastic to gas prices because the gas producers are paid based on agreed percentages of NGL and gas revenues rather than for the natural gas consumed in the extraction process. Our balanced mix of these two types of contracts mitigates the adverse effect that rising gas prices has on processing margins. Also, the adverse effect of higher gas prices on processing margins is more than offset by increased earnings in exploration and production since we produce and sell three times as much natural gas as we purchase for fuel and shrinkage.

     Although strong petrochemical demand and low product inventories pushed NGL prices to all-time highs, processing margins were squeezed beginning late in 2000 because natural gas prices rose to even higher levels. As a result, we ceased processing approximately 14,000 Bbls/d of NGL production at Exxon's Katy plant for a three-month period beginning in December and reinjected ethane into the gas stream at certain plants, thus lowering our NGL production volumes. However, our overall earnings benefited from selling NGLs as part of the gas stream and from the higher gas prices realized in exploration and production.

     North Texas. This area accounts for 50 percent of our gathering and processing volumes. The Bridgeport plant, our largest facility, is located in the heart of the Barnett shale play and produced almost 17,800 Bbls/d of NGLs in 2000, or 36% of total production.

     A new processing train was completed at the Bridgeport plant in January 2001, expanding inlet capacity from 210 to 310 MMcf/d and production capacity from 19,000 to 27,000 Bbls/d. This train, which employs advanced cryogenic turbo expander technology, uses relatively small amounts of fuel and power and is capable of 90% ethane recovery. We anticipate that the expanded plant will be operating at full capacity by mid-2001.

     With the 12-rig program projected to rapidly grow Barnett shale volumes, a second expansion is underway at the Bridgeport plant. This will bring capacity to 430 MMcf/d and 37,000 Bbls/d when completed by September 2001. The new capacity will clear the way for achieving our growth targets for 2002 and beyond.

     In addition to the plant expansion, three other projects were completed in North Texas during 2000 to enable us to keep up with increasing gas production from the Barnett shale. First, 13.5 miles of main gathering line serving the Bridgeport plant was looped, increasing daily gathering capacity along the line by more than 40 MMcf. Second, we increased the capacity of a field sales outlet from 40 to 100 MMcf/d. This outlet allows lean gas production from the southeastern flank of the Barnett shale play to be sold directly into the intrastate market. Both of these expanded facilities were running close to capacity at year-end.

     The third project involved construction of a 23-mile, 24-inch pipeline to move residue gas south from the Bridgeport plant to intrastate market outlets. This line will be extended another 49 miles in 2001 to connect with two additional major gas transportation systems. It will then be capable of moving 300 MMcf of gas per day and will significantly enhance our flexibility to sell North Texas gas production into major interstate transportation systems as well as intrastate markets from West Texas to the Dallas area.

     Southeast Texas. We continue to build our gathering, processing and marketing operations at the Katy hub in Southeast Texas. Katy is one of the largest market hubs in the United States, providing access to industrial markets along the Houston Ship Channel and the Texas Gulf Coast and to numerous interstate transportation systems.

     Much of the growth at Katy comes from our Vanderbilt system, which is capturing new gas supplies from active drilling in the Wilcox and Yegua trends. During 2000, throughput on the Vanderbilt system averaged 56 MMcf/d, almost double that of the prior year. Likewise, NGL production from this gas increased to 2,800 Bbls/d, up 85% from 1,500 Bbls/d in 1999.

     Although extraordinarily high natural gas prices forced the curtailment of NGL production at Katy beginning in December, production resumed there in March 2001 when NGL and gas prices returned to normal relationships.

     Central/West Texas. After several years of field declines, industry drilling activity in these core areas rebounded during 2000 as oil prices increased significantly. The largest increase in activity occurred near year-end in the Austin Chalk in Central Texas, where drilling is expected to grow further in 2001. Gas in this area is rich in gas liquids, and as a result, NGL production there is projected to increase in 2001.

     Other Assets. We also own a 38.75 percent interest in an NGL fractionation plant and a one-third interest in a plant that makes MTBE, a gasoline additive. Use of MTBE may decline during the next few years due to regulatory pressures. Demand for MTBE is seasonal, and the MTBE plant was recently shut down as a result of weak demand and prices and to perform annual maintenance. The plant was restarted in February 2001 in anticipation of better margins during the summer driving season. While its long-term fate is currently not known, the MTBE plant can be retrofitted at a relatively modest capital cost to produce other gasoline blend stocks such as alkylates. We and our partners continue to review various alternatives for the plant.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF MEDC

     Our directors and executive officers, their ages on February 28, 2001, their principal occupation and business experience during the past five years and their tenure with us are as follows (all positions are with MEDC unless otherwise noted):

                                                                                      OFFICER/
                                                PRINCIPAL OCCUPATION AND BUSINESS     DIRECTOR
NAME                                    AGE     EXPERIENCE DURING PAST FIVE YEARS      SINCE
----                                    ---     ---------------------------------     --------
Directors:
Robert W. Baldwin.....................  80    Consultant (Energy/Management);           1983
                                                President of Gulf Refining and
                                                Marketing Company, a division of
                                                Gulf Oil Corp. (1975-1981)
Bernard F. Clark......................  79    Vice Chairman of the Board                1956
William D. Eberle.....................  77    Chairman of the Board of Manchester       1976
                                                Associates, venture capital
                                                consulting (since 1977); Of Counsel
                                                on trade issues to Kaye, Scholar,
                                                Fierman, Hays and Handler,
                                                attorneys-at-law (since 1993)
Shaker A. Khayatt.....................  65    President and Chief Executive Officer     1972
                                              of Khayatt and Company, Inc.,
                                                investment banking (since 1979)
George P. Mitchell....................  81    Chairman of the Board and Chief           1946
                                                Executive Officer
J. Todd Mitchell......................  42    President of GPM, Inc., private           1993
                                              investments (since 1998); Chairman of
                                                Rock Solid Images, a seismic data
                                                analysis software company (since
                                                1998); President of and geologist to
                                                Dolomite Resources, Inc., a mineral
                                                exploration and investments company
                                                (since 1987)
M. Kent Mitchell......................  48    President and Chief Executive Officer     1988
                                              of Bald Head Island Management, Inc.,
                                                real estate development and sales
                                                (since 1983)
W. D. Stevens.........................  66    President and Chief Operating Officer     1992
                                                (since 1994); President of Exxon
                                                Company, U.S.A. (1988-1992)
Other Executive Officers:
Philip S. Smith.......................  64    Senior Vice President and Chief           1980
                                              Financial Officer
Allen J. Tarbutton, Jr. ..............  62    Senior Vice President, Gas Services       1974
Thomas P. Battle......................  58    Senior Vice President, Legal and          1982
                                                Governmental Affairs, General
                                                Counsel and Secretary

     There are no significant family relationships among our directors and executive officers, either by blood, marriage or adoption, except that J. Todd Mitchell and M. Kent Mitchell are sons of George P. Mitchell.

                       PRINCIPAL AND SELLING STOCKHOLDER

     The selling stockholder, George P. Mitchell, is the founder, Chairman of the Board and Chief Executive Officer of the Company, and his business address is 2001 Timberloch Place, The Woodlands, Texas 77380, the principal executive offices of the Company. To our knowledge, Mr. Mitchell is the only person owning beneficially more than 5% of the shares of Class A Common Stock outstanding on December 31, 2000.

     The following table sets forth information, as of March 13, 2001, about Mr. Mitchell's beneficial ownership of our Class A Common Stock before and after this offering. Beneficial ownership is determined in accordance with SEC rules. The information in the table assumes that the underwriters will not exercise their right to purchase additional shares of Class A Common Stock in this offering pursuant to their over-allotment option.

                                PERCENTAGE OF                       PERCENTAGE OF
        SHARES                     SHARES            SHARES             SHARES
     BENEFICIALLY               BENEFICIALLY      BENEFICIALLY       BENEFICIALLY
         OWNED                      OWNED             OWNED             OWNED
     PRIOR TO THIS              PRIOR TO THIS      AFTER THIS         AFTER THIS
    OFFERING(1)(2)             OFFERING(1)-(3)   OFFERING(1)(2)    OFFERING(1)-(3)
    --------------             ---------------   ---------------   ----------------
     28,062,011                  55.8%            23,562,011            46.9%

---------------

(1) Mr. Mitchell has sole rather than shared voting and investment power respecting all his shares, other than shared rights created under Texas community property laws as between Mr. Mitchell and his wife, Cynthia Woods Mitchell and other than with respect to the shares described in footnote (2) below.

(2) Includes 1,022,506 shares held of record by Cynthia Woods Mitchell, as to which Mr. Mitchell disclaims beneficial ownership, and 404,666 shares that Mr. Mitchell has a right to acquire within 60 days following March 13, 2001 by exercising stock options.

(3) Based on 49,842,285 total shares outstanding on March 13, 2001.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our authorized capital stock consists of 10,000,000 shares of Preferred Stock, par value $.10 per share, none of which are outstanding, and 200,000,000 shares of Class A Common Stock, $.10 par value, of which 49,842,285 shares were outstanding on March 13, 2001. The following description of our capital stock summarizes the material terms and provisions of these securities. For the complete terms of our Class A Common Stock and Preferred Stock, please refer to our articles of incorporation and bylaws that are incorporated by reference into the registration statement that includes this prospectus.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in one or more series from time to time, by filing a certificate pursuant to the applicable laws of the State of Texas to fix the number of shares to be included in each such series and to establish the designations, preferences, limitations and relative rights, including voting rights, of the shares of each such series, all without stockholder approval. Any future issuance of Preferred Stock, while providing desired flexibility in connection with financings or other corporate purposes, could adversely affect the voting power or other rights of holders of Class A Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

CLASS A COMMON STOCK

     Our Class A Common Stock possesses ordinary voting rights for the election of directors and in respect to all other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. Our Class A Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of our Class A Common Stock are entitled to dividends in such amounts and at such times as may be declared by the board of directors out of legally available funds.

     Upon liquidation or dissolution, holders of Class A Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any corporate debts and any liquidation preference established for any Preferred Stock.

     All outstanding shares of Class A Common Stock are duly authorized, validly issued, fully paid and nonassessable.

LIMITATION OF LIABILITY OF DIRECTORS

     Our articles of incorporation provide that no director shall be liable to MEDC or its stockholders for monetary damages for an act or omission in the director's capacity as a director, except for liability for:

     - any breach of the director's duty of loyalty to MEDC or its stockholders;

     - an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

     - an act or omission for which the liability of a director is expressly provided for by statute;

     - any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; and

     - an act related to an unlawful stock repurchase or payment of a dividend.

     The effect of these provisions is to eliminate the rights of MEDC and its stockholders, through derivative suits on behalf of MEDC, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

CERTAIN PROVISIONS AFFECTING CONTROL OF THE COMPANY

     Articles of Incorporation and Bylaws. On March 13, 2001, George P. Mitchell beneficially owned approximately 55.8% of the shares of Class A Common Stock then outstanding. See "Principal and Selling Stockholder." Because Mr. Mitchell has maintained effective voting control of MEDC since our initial public offering in 1972, we have never found it necessary to adopt "anti-takeover" measures. Though not intended for "anti-takeover" effect, our bylaws do establish an advance notice procedure with regard to certain nominees to the board of directors and other matters to be brought before an annual meeting of stockholders. Also, the authorized but unissued shares of Class A Common Stock or Preferred Stock could be used by an incumbent board of directors to discourage or make more difficult an attempt to effect a change in control of MEDC. There are no other provisions of our articles of incorporation or bylaws that might have the effect of delaying, deferring or preventing a change in control.

     Business Combinations Under Texas Law. We are a Texas corporation, and we are subject to Part Thirteen of the Texas Business Corporation Act, known as the "Business Combination Law." In general, this law will prevent us from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, for a three-year period after the date such person became an affiliated shareholder, unless:

     - our board of directors approves the acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder,

     - our board of directors approves the business combination before the date such person becomes an affiliated shareholder, or

     - holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates approve the business combination within six months after the date such person becomes an affiliated shareholder.

However, we would not be prevented by this law from engaging in a business transaction with George P. Mitchell, who is effectively grandfathered under the law.

     Under this law, any person that beneficially owns or has owned 20% or more of our voting shares during the preceding three-year period is an "affiliated shareholder." The law defines "business combination" generally as including:

     - mergers, share exchanges or conversions involving an affiliated shareholder,

     - dispositions of assets involving an affiliated shareholder:

      - having an aggregate market value equal to 10% or more of the market value of our assets,

      - having an aggregate market value equal to 10% or more of the market value of our outstanding common stock, or

      - representing 10% or more of our earning power or net income,

     - issuances or transfers of securities by us to an affiliated shareholder other than on a pro rata basis,

     - plans or agreements relating to our liquidation or dissolution involving an affiliated shareholder,

     - reclassifications, recapitalizations, mergers or other transactions that would have the effect of increasing an affiliated shareholder's percentage ownership of our outstanding voting stock, and

     - the receipt of a guarantee, pledge, loan or other financial benefits or a tax advantage by an affiliated shareholder other than proportionately as one of our shareholders.

LISTING

     Our Class A Common Stock is listed on the New York and Pacific Stock Exchanges.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our Class A Common Stock is Mellon Investor Services LLC.

       CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary describes the material United States federal income and estate tax consequences of the ownership of Class A Common Stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special Rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"). Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, a "U.S. Holder" of Class A Common Stock means a holder that is

     - a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source or

     - a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service ("IRS") Form W-8BEN (or successor form) and certify under penalty of perjury, that such holder is not a United States person or (b) hold the Class A Common Stock through certain foreign intermediaries, and satisfy the certification requirements of applicable Treasury regulations. Special certification requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

     A Non-U.S. Holder of Class A Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless:

     - the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder,

     - in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

     - we have been a "United States real property holding corporation" for United States federal income tax purposes.

     An individual Non-U.S. Holder described in the first bullet above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in the second bullet above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under the first bullet above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

     We believe that we are currently a "United States real property holding corporation" for United States federal income tax purposes. So long as the Class A Common Stock continues to be regularly traded on an established securities market, you will not be subject to United States federal income tax on the disposition of the Class A Common Stock if you hold or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) not more than five percent of the Class A Common Stock. If, however, you hold or held more than five percent of the Class A Common Stock, or if the Class A Common Stock ceases to be regularly traded on an established securities market, you will be subject to United States federal income tax on the disposition of Class A Common Stock.

FEDERAL ESTATE TAX

     Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     A Non-US Holder will be subject to back-up withholding, at the rate of 31%, unless applicable certification requirements are met.

     Payment of the proceeds of a sale of Class A Common Stock within the United States or conducted through certain United States related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated        , 2001, George P. Mitchell has agreed to sell to the
underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of Class A Common
Stock:

                                                               NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                            ---------
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co. .......................................
J.P. Morgan Securities Inc..................................
Jefferies & Company, Inc. ..................................
Sanders Morris Harris.......................................
                                                               ---------
             Total..........................................   4,500,000
                                                               =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     George P. Mitchell has granted to the underwriters a 30-day option to purchase on a pro rata basis up to 675,000 additional shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A Common Stock.

     The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus and
to selling group members at that price less a selling concession of $     per
share. The underwriters and selling group members may allow a discount of
$       per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and George P. Mitchell will pay:

                                      PER SHARE                           TOTAL
                           -------------------------------   -------------------------------
                              WITHOUT            WITH           WITHOUT            WITH
                           OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                           --------------   --------------   --------------   --------------
Underwriting discounts
  and commissions paid by
  George P. Mitchell.....     $                $                $                $
Expenses payable by us...     $                $                $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing without the prior written consent of Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus, except we may issue securities under our employee benefit plans.

     Each of George P. Mitchell and our other executive officers and directors has agreed that he will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any of these transactions are to be settled by delivery of our Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus, except Mr. Mitchell may maintain existing pledges of shares of Class A Common Stock and such other executive officers and directors may dispose of up to an aggregate of 250,000 shares of Class A Common Stock.

     We and George P. Mitchell have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

     From time to time, certain of the underwriters and their affiliates have provided advisory and investment or commercial banking services to Mr. Mitchell and us, for which customary compensation has been received. It is expected that such underwriters will continue to provide such services to Mr. Mitchell and us in the future.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that we and George P. Mitchell prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A Common Stock are made. Any resale of the Class A Common Stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing Class A Common Stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, George P. Mitchell and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the Class A Common Stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and George P. Mitchell may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Class A Common Stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for Class A Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A Common Stock in their particular circumstances and about the eligibility of the Class A Common Stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of our Class A Common Stock being offered by this prospectus are being passed upon for us by Vinson & Elkins L.L.P., Houston, Texas, for the selling stockholder by Bracewell & Patterson, L.L.P., Houston, Texas, and for the underwriters by Simpson Thacher & Bartlett, New York, New York. Vinson & Elkins L.L.P. also represents the selling stockholder from time to time in matters unrelated to this offering.

                                    EXPERTS

     The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our Class A Common Stock has been listed and traded on the New York Stock Exchange since 1992. Accordingly, you may inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholder sells all of the Class A Common Stock covered by this prospectus or this offering terminates:

     - our Annual Report on Form 10-K for the year ended December 31, 2000; and

     - the description of our Class A Common Stock contained in our Registration Statement on Form 8-A dated June 3, 1992, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our Class A Common Stock.

     You may request a copy of these filings, excluding exhibits, at no cost by telephoning David Peck at (713) 377-7116 or by writing him at the following address:

        Mitchell Energy & Development Corp.
        P. O. Box 4000
        The Woodlands, Texas 77387-4000

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Neither we nor the selling stockholder is making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus, or in any document incorporated by reference in this prospectus, is accurate as of any date other than the date on the front of those documents.

                  GLOSSARY OF COMMONLY USED OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this document. Natural gas volumes are stated in this prospectus at the legal pressure base of the area in which the reserves are located and at 60 degrees Fahrenheit.

     "Bbl" means a barrel of 42 U.S. gallons.

     "Bbls/d" means Bbls per day.

     "Bcf" means billion cubic feet.

     "Bcfe" means billion cubic feet equivalent, which is determined using the ratio of one barrel of oil to six Mcf of natural gas.

     "E&P" means exploration and production.

     "Field" means an area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature or stratigraphic condition.

     "Gross acres or wells" means the total acres or number of wells in which a working interest is owned.

     "Mcf" means thousand cubic feet.

     "MMBbls" means million barrels.

     "MMcf" means million cubic feet.

     "MMcf/d" means MMcf per day.

     "MTBE" means methyl tertiary butyl ether.

     "NGLs" means natural gas liquids (ethane, propane, butanes and natural gasoline).

     "Net acres or net wells" means the sum of the fractional working interests owned in gross acres or gross wells.

     "Proved developed reserves" are proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

     "Proved reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (1) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

             (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

             (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (2) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (3) Estimates of proved reserves do not include the following:

             (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

             (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors;

             (C) crude oil, natural gas and natural gas liquids that may occur in undrilled prospects; and

             (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

     "Proved undeveloped reserves" are proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Tcf" means trillion cubic feet.

     "Tcfe" means trillion cubic feet equivalent, which is determined using the ratio of one barrel of oil to six Mcf of natural gas.

     "Working interest" means the operating interest in an oil and gas lease that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production.

                   [MITCHELL ENERGY & DEVELOPMENT CORP. LOGO]